Exhibit 99.1

Core AI Holdings and Optimus Tech Launch OptiCore Datacenters to Power AI Research at R1 Universities

Joint venture to deliver sovereign data center infrastructure supporting advanced AI and machine learning at elite research institutions

Unlocks Strategic Market Opportunities While Supporting AI Research at America’s Leading Universities

Public Private Partnerships with R1 Universities

Miami – March 12, 2026 – Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced the formation of a joint venture (JV) with Optimus Technology Group, a Texas based high performance data center developer and operator, to create OptiCore data centers. The JV will be dedicated to developing and operating sovereign AI data centers near the nation’s leading research universities. Building on Optimus’ decades of experience, OptiCore will focus on serving the 187 R1-designated universities across the United States— institutions recognized for their very high research activity and significant government and industry partnerships.

Leveraging Optimus’ expertise in secure, high performance data centers solutions, OptiCore Datacenters will provide the advanced infrastructure required to accelerate artificial intelligence (AI) and machine learning research at the frontier of technology while opening significant new market opportunities for Core AI. The initiative will target R1 universities, many of which are active participants in mission-critical, federally funded projects through agencies such as the Defense Advanced Research Projects Agency (DARPA), the U.S. Department of Defense’s research arm responsible for breakthrough technologies with both military and civilian applications. DARPA provides participating institutions access to billions in government defense research dollars in fields such as robotics, generative AI, microelectronics, and healthcare innovation.

There are approximately 4,000 universities in the US, yet only 187 hold the prestigious R1 designation, reflecting their exceptional leadership in research budgets, facilities, and faculty excellence. By delivering sovereign data centers on or near these campuses, OptiCore aims to meet the highest standards for security and technology, supporting the rapid advancement of predictive modeling, large language models (LLMs), and industry-specific AI applications.

“We’re excited for this opportunity to collaborate with Optimus and bring next-generation data center infrastructure to the nation’s most advanced research institutions,” said Aitan Zacharin, CEO of Core AI Holdings, Inc. “This joint venture unlocks significant new market opportunities for Core AI and our partner, offering advanced data center services that can help accelerate AI research at the nation’s most prestigious universities. By offering secure, high-performance data centers near R1 campuses, OptiCore will position us at the forefront of AI infrastructure innovation and enable researchers to drive breakthroughs in predictive modeling, generative AI and practical applications. At the same time, this initiative creates a scalable platform for long-term business expansion, strategic partnerships and leadership in the rapidly growing AI infrastructure market.”

“With decades of experience supporting clients from SMBs to Fortune 500 enterprises, Optimus is uniquely positioned to identify and deliver the data center solutions that R1 institutions require with the highest standards of security, compliance and technological performance,” added Sam Torerio, CEO of Optimus Technology Group. “We look forward to partnering with Core AI to enable the next wave of innovation at America’s top research universities supporting both academic research and emerging commercial applications in AI infrastructure.

Visit https://odc-us.com/ to learn more about Optimus Data Centers.

About Optimus Technology Group

Optimus Technology Group is a certified minority-owned IT and advisory firm headquartered in Austin, Texas, serving clients from small and medium-sized businesses to Fortune 500 enterprises with secure, agile, and innovative technology solutions. Optimus uses smart infrastructure to power the future of data center infrastructure through intelligently engineered facilities. The company specializes in data management, security, and power supply through advanced technology, turn-key solutions, and strategic financial partnerships.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is a global AI technology and infrastructure company focused on identifying, developing and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value.

Through its subsidiary, Core Gaming, the company operates an established global AI-driven mobile game development and publishing business, delivering engaging entertainment experiences while enabling developers to bring player-focused apps and games to market. Since launch, Core Gaming has developed or co-developed more than 2,200 titles, generated over 800 million downloads, and built a global user base of more than 40 million players across over 140 countries.

Visit www.coregaming.co to learn more.

Core AI Investor Relations:

Brett Maas Hayden IR

chai@haydenir.com

646-536-7331

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because these forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on Core AI’s current expectations, they are subject to various risks and uncertainties and changes in circumstances that are difficult to predict and may be outside of Core AI’s control and actual results, performance, or achievements of Core AI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 21, 2025 and in any subsequent filings with the SEC. Except as otherwise required by law, Core AI undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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